                               LETTER OF INTENT

     THIS LETTER OF INTENT is made and entered into as of the 22nd day of September, 1995, and sets forth the salient points of a subscription agreement in principle reached by and between AURTEX, INC. ("Aurtex" herein), a Nevada corporation, whose address is 5660 Greenwood Plaza Boulevard, Suite 450, Englewood, CO 80111, and VenCan Gold Corporation ("VenCan" herein), an Ontario corporation, whose address is 111 Richmond Street West, Suite 1215, Toronto, ON M5H 2G4.

                                   RECITALS

     WHEREAS, VenCan is the owner of the Edwards gold deposit (the "Edwards Project" herein) located near Wawa, Ontario (more particularly described on Exhibit "A" attached hereto and made a part hereof) and holds an option to purchase the Plowman claim block (the "Plowman Claims" herein) located in the vicinity of the Edwards Project (more particularly described on Exhibit "B" attached hereto and made a part hereof); and

     WHEREAS, VenCan desires to obtain funds through a private placement of its common shares in order to acquire the Plowman Claims, to conduct certain exploration and development work on the Edwards Project and the Plowman Claims, and to pay certain fees; and

     WHEREAS, Aurtex desires to provide such funds and subscribe common shares and warrants for common shares of VenCan on the terms and conditions hereinafter set forth;

     NOW, THEREFORE, in consideration of the premises, the receipt and sufficiency whereof is hereby acknowledged by each of the parties hereto, it is agreed as follows:

     1. Issue and Subscription of Common Shares. Subject to satisfaction of the conditions precedent set forth in Section 8 below, Aurtex hereby agrees to subscribe, and VenCan hereby agrees to issue and allot to Aurtex, for the sum of Cdn$700,000 (the "Phase I Proceeds"), (i) 2,000,000 common shares of VenCan's treasury stock at the price of Cdn$0.35 each and (ii) warrants to purchase up to an additional 2,000,000 common shares of VenCan's treasury stock at the price of Cdn$0.40 each (subject to adjustment as provided in Section 5 below), which warrants will expire one year from the date of closing unless sooner exercised; Aurtex shall pay the Phase I Proceeds to VenCan, and VenCan shall concurrently deliver to Aurtex said 2,000,000 common shares and warrants for said 2,000,000 additional common shares at a mutually acceptable time and place within ten days following execution hereof. The certificate or certificates representing such warrants shall be in form and substance acceptable to counsel for Aurtex, acting reasonably.

     2. Use of Phase I Proceeds. VenCan agres to use the Phase I Proceeds for the following purposes (the Phase I work herein) and for no other purpose without Aurtex' prior written consent:

          a. Cdn$450,000 for systematic diamond drilling of the Edwards Project, for option payments related to the Plowman Claims and for associated field work; and

          b. Cdn$100,000 to be used for working capital and for general corporate purposes;

          c. Cdn$150,000 to cover legal fees, a finder's fee for the account of IBK, regulatory and miscellaneous fees for the private placement of VenCan's common shares contemplated by this Agreement.

Prior to commencing its Phase I Work, VenCan shall obtain from Aurtex approval of a budget for performance of the work, which approval shall not be unreasonably withheld. VenCan shall complete the Phase I Work within 90 days following closing of the purchase described in Section 1 hereof and upon such completion shall give Aurtex written notice thereof, together with an accounting of the use of the Phase I Proceeds and a report on the results of the Phase I Work.

     3. Conditional and Additional Subscription of Common Shares. Subject to approval by its shareholders for issuance of the required additional shares, VenCan hereby agrees to issue and allot to Aurtex, upon election by Aurtex to subscribe, for the sum of Cdn$2,250,000 (the "Phase II Proceeds") (I) 3,000,000 common shares of VenCan's treasury stock at the price of Cdn$.75 and (II) warrants to purchase up to an additional 3,000,000 common shares of VenCan's treasury stock at the price of Cdn$1.00 each (subject to adjustment as provided in Section 5 below), which warrants will expire one year from the date of issuance of such warrant. Aurtex may elect to subscribe at any time prior to June 30, 1996, in which event Aurtex shall pay to VenCan the Phase II Proceeds and VenCan shall concurrently deliver to Aurtex said additional 3,000,000 common shares of VenCan and warrants for said additional 3,000,000 common shares of VenCan at a mutually acceptable time and place within ten days following such election to subscribe. The certificate or certificates representing such warrants shall be in form and substance acceptable to counsel for Aurtex, acting reasonably.

    4. Use of Phase II Proceeds. VenCan agrees to use the Phase II Proceeds for purposes of driving an underground ramp on the Edwards Project, for obtaining an underground bulk ore sample therefrom and for conducting metallurgical tests and assays thereon (including reasonable overhead costs incidental to such purposes)(the "Phase II Work") and for no other purpose without Aurtex' prior written consent.

5.  Regulatory Requirements.

         5.1 Aurtex hereby acknowledges that the common shares and warrants to be issued and delivered to it pursuant to Sections 1 and 3 above are subject to certain resale restrictions for a period of one year or more following the date of issuance without the prior approval of the appropriate regulatory authority. The common shares and warrants shall not be subject to restrictions other than statutory restrictions.

         5.2 It is further understood by the parties that applicable regulations may, unless waived, require that the common shares to be issued upon exercise of the warrants contemplated by Sections 1 and 3 above be repriced to reflect the market price of VenCan's common shares at the time of issuance; in that event, and if such repricing causes a substantial change from the intent of the parties (i.e., that, if Aurtex exercises all of its options and warrants as herein provided, it will more than 43% of the issued and outstanding common shares of VenCan on a fully diluted basis at a cost to it of approximately Cdn$6,870,000), both parties will use their best efforts to obtain regulatory relief or to agree upon an amendment of this Agreement that will give effect to such intent.

    6. Future Financing. VenCan hereby grants to Aurtex a preemptive or first right to participate in all or any portion of future debt or equity financing VenCan desires to obtain (either directly or indirectly through a subsidiary) for any purpose during the time any of the warrants granted hereunder remain outstanding and in full force and effect. In the event VenCan desires to obtain such financing, it shall give written notice to Aurtex of the terms offered by a third party which are acceptable to it and Aurtex may within 30 days thereafter agree to provide such financing on the stated terms, in which event Aurtex shall provide such financing within 90 days after advising VenCan of its agreement to do so. If Aurtex declines to participate in such financing, VenCan shall close its financing with the third party on substantially the same terms with 90 days thereafter; if VenCan fails to so close, it shall similarly offer future financing first to Aurtex. Aurtex' decision not to participate in any financing proposal will not result in termination of its preemptive or first right to participate in a future financing proposal.

    7. Representations and Warranties. VenCan hereby represents and warrants to Aurtex that:

         a. There are currently no more than 12,550,000 VenCan common shares outstanding on a fully diluted basis and no individual or entity has any right to purchase or otherwise acquire, directly or indirectly, any additional common treasury shares of VenCan;

         b. It has good and marketable title to the Edwards Project and a valid option to acquire the Plowman Claims for Cdn$200,000;

         c. It is incorporated and in good standing in the Province of Ontario and, subject only to shareholders ratification and approval as contemplated herein, has all of the requisite authority to enter into this Agreement and fulfill its obligations hereunder; and

         d. The data and information it has provided Aurtex regarding (i) its title to and the mineral character and content of the Edwards Project (ii) its option to acquire the Plowman Claims, (iii) the material environmental risks associated with the Edwards Project and the Plowman Claims, and (iv) its books and records, fairly reflect its financial condition and are true and correct.

    8. Prohibited Actions. VenCan hereby covenants and agrees that so long as any of the warrants granted pursuant to Section 1 or Section 3 hereof remain outstanding and in full force and effect, VenCan will not:

         a. Sell, lease, enter into a joint venture arrangement or otherwise transfer, encumber or divest itself of its interest in the Edwards Project or the Plowman Claims;

         b. Issue any common shares of VenCan to any person or entity other than Aurtex except as obligated to do so under existing options and warrants, grant an option, warrant or other instrument creating a right to acquire any common or preferred shares of VenCan to any person or entity, engage in a split of issued and outstanding common shares of VenCan, incur debt in excess of Cdn$500,000, or take any other action which has the effect of diluting the rights of Aurtex as provided in this Agreement; or

         c. Appoint an additional director or directors of VenCan, it being the intent that the number of directors shall not be more than five until the warrants contemplated by this Agreement have either been exercised or expired.

    9.   Conditions Precedent

         a. Aurtex' obligations under Section 1 hereof are subject to and shall not become binding upon Aurtex until:

              i. Aurtex shall have satisfied itself through a due diligence investigation (which shall be completed within 21 days following execution hereof by the parties) that (w) VenCan has good and marketable title to the Edwards Project, (x) VenCan has a valid option to acquire the Plowman Claims, (y) there are no material environmental risks associated with the Edwards Project or the Plowman Claims, and (z) VenCan's books and records fairly reflect its financial condition as confirmed by completion of a financial due diligence investigation;

        ii. Aurtex has received documentation reasonably acceptable to it that all necessary regulatory approval for issuance of the common shares and warrants for common shares of VenCan pursuant to Section 1 has been granted;

        iii. The claim (which VenCan denies) of R.A. Hill that he has a first right to conduct all underground mining operations at the Edwards Project and/or the Plowman Claims has either been fully discharged and released or it has been demonstrated to Aurtex' satisfaction that such claim is not meritorious;

        iv. Aurtex shall have received an opinion from an attorney acceptable to it to the effect that issuance of the VenCan common shares and warrants for VenCan common shares pursuant to Section 1 will be in compliance with all applicable security rules and regulations of all jurisdictions affected thereby and will be restricted only as provided in Subsection 5.1 hereof; and

        v. VenCan's Board of Directors shall have approved and ratified the execution of this Agreement on or before the expiration of 21 days from the date of execution of this agreement by the parties.


    b. Aurtex' obligations in the event it elects to subscribe for additional common shares and warrants under Section 3 hereof are subject to and shall not become binding upon Aurtex until Aurtex has received documentation reasonably acceptable to it that:

        i. All necessary regulatory approvals for issuance of the common shares and warrants for common shares of VenCan have been granted;

        ii. VenCan's shareholders have approved the issuance of the additional number of common VenCan shares necessary for VenCan to meet its obligations under this Agreement; and

        iii. Aurtex shall have received an opinion from an attorney acceptable to it to the effect that issuance of the VenCan common shares and warrants for VenCan common shares issued pursuant to Section 3 will be in compliance with all applicable security rules and regulations of all jurisdictions affected thereby and will be restricted only as provided in Section 5.1 hereof;

            iv. VenCan and Aurtex shall have agreed upon a budget for performance of the work.

        c.  In the event any of the conditions set forth in Subsections a. and
    b. above are not met to Aurtex' satisfaction on or before the Special Shareholders' Meeting to be called as provided in Section 11 below and are not waived by Aurtex, or if such shareholders' meeting shall not have been held and the approval of issuance of additional common shares by VenCan obtained from the shareholders by January 31, 1998, Aurtex shall have the right to terminate this Agreement and thereafter neither party shall have any further obligation to the other. For greater certainty, in case Aurtex terminates this Agreement by reason of any of the conditions precedent set forth in Subsections a. and b. not being satisfied, Aurtex hereby agrees to refrain from seeking any damages, or compensation of any nature, against VenCan by reason of such termination and agrees to hold VenCan harmless in that respect.

        d. VenCan's obligations under this Agreement are subject to and shall not become binding on VenCan until:

            i. VenCan shall have satisfied itself through a due diligence investigation that Aurtex is financially capable of fulfilling its obligations under this Agreement; and

            ii. Aurtex' Board of Directors shall have approved and ratified the execution of this Agreement by the parties.

In the event either of the conditions set forth in this Subsection d. is not met to VenCan's satisfaction on or before the expiration of 21 days following the execution of this Agreement by the parties, VenCan shall have the right to terminate this Agreement and thereafter neither party shall have any further obligation to the other. For greater certainty, in case VenCan terminates this Agreement by reason of either of the conditions precedent set forth in this Subsection d. not being satisfied, VenCan hereby agrees to refrain from seeking any damages, or compensation of any nature, against Aurtex by reason of such termination and agrees to hold Aurtex harmless in that respect.

    10. Shareholders' Meeting. Prior to January 31, 1996, VenCan shall convene a validly constituted Special Shareholders' Meeting for purposes of describing the terms of this Agreement to its shareholders and, if appropriate, obtaining their approval for the issuance of the number of additional common shares of VenCan as are necessary for VenCan to meet its obligations under this Agreement. At least ten days prior to mailing, VenCan shall submit its Information Circular and Proxy to be sent to its shareholders in connection with such meeting to Aurtex for its review and comment. VenCan hereby undertakes to cause VenCan's Board of Directors to recommend, to VenCan's shareholders, approval of the issuance of such additional shares. Such recommendation shall be reflected in the Information Circular to be sent to VenCan's shareholders.

    11. Directors. It is understood and agreed by the parties that Aurtex shall be entitled to one representative on VenCan's Board of Directors for each Cdn$700,000 that Aurtex invests in VenCan. Promptly following payment of Cdn$700,000 as provided in Section 1 hereof, VenCan's Board of Directors shall cause one of its members to resign and be replaced by a representative designated by Aurtex. Promptly following payment by Aurtex of its second incremental Cdn$700,000 investment, whether by cash payment as provided in
Section 3 hereof or by exercise of warrants issued pursuant to Section 1 or 3 hereof, VenCan's Board of Directors shall cause another of its members to resign and be replaced by a representative designated by Aurtex. Thereafter, promptly following payment by Aurtex of each additional incremental Cdn$700,000 investment, whether by cash payment as provided in Section 3 hereof or by exercise of warrants issued pursuant to Section 1 or 3 hereof, VenCan's Board of Directors shall either cause another of its members to resign and be replaced by a representative designated by Aurtex or expand its membership to allow for the designation of another representative by Aurtex. In making its designations, Aurtex shall comply with the Province of Ontario's requirement that a majority of a corporation's directors be residents of Canada.

    12. Stock Exchange Listing. The parties shall use their best efforts to list VenCan on the Toronto Stock Exchange, either in addition to its current listing on The Montreal Exchange or in lieu thereof, as soon as possible.

    13. Fiduciary Obligations. Aurtex shall at all times honor all of its applicable fiduciary obligations to VenCan's shareholders as required by Canadian statutory and common law and shall keep its transactions with VenCan at arm's length.

    14. Confidentiality. The data and information, including the terms of this Agreement, coming into either party's possession by virtue of this Agreement, shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the property or to publicly announce and disclose information under applicable laws and regulations or under the rules and regulations of any stock exchange.

    15. Press Releases. In the event either party desires to issue a press release relating in any way to this Agreement, the Edwards Project or the Plowman Claims, a draft thereof shall be submitted to the other party a sufficient length of time before its issuance for it to review and comment thereon; the consent of the other party must be obtained only if such other party is mentioned in such press release but the parties agree to give due and fair consideration to the comments of the other party prior to issuing the press release.

    16. Notices. Notices given pursuant to this Agreement shall be in writing and may be sent (a) by personal delivery or (b) by registered or certified mail, postage prepaid and return receipt requested, addressed to the party to be notified at the following address or such other address as the party shall have designated by notice to the other party. A notice so served shall be effective on the date of receipt or five (5) days after being sent, whichever first occurs.

         If to Aurtex:    Aurtex, Inc.
                          Attention: Douglas B. Silver
                          5660 Greenwood Plaza, Suite 450
                          Englewood, CO 80111

              w/copy to:  Root & Allbright
                          Attention: F. Alan Fletcher
                          410 17th Street, Suite 840
                          Denver, CO 80202

         If to VenCan:    VenCan Gold Corporation
                          Ken Baird, President
                          111 Richmond Street West, Suite 1215
                          Toronto, ON M5H 2G4

    17. Binding Effect of Obligations. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto, and their successors and assigns.

    18. Whole Agreement. The parties hereto agree that this Agreement contains the whole agreement between them and shall constitute the entire contract between the parties. There are no terms or conditions, express or impelled, other than stated in this Agreement.

    19. Amendments. This Agreement may be amended or modified only by an instrument in writing, signed by the parties with the same formality as this Agreement.

    20. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

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

    21. Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

    22. Severability. If any part, term or provision of this Agreement is held to be illegal or in conflict with any applicable law, the validity of the remaining portions or provisions shall not be affected and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

    IN WITNESS WHEREOF, the parties hereto have made and executed this Agreement as of the day and year first above written.

AURTEX, INC.                                 VENCAN GOLD CORPORATION



By /s/ Douglas Silver                        By /s/ Kenneth Baird
   -------------------------------------        --------------------------------
   Douglas Silver, Its President & CEO          Kenneth Baird, Its President

Attest:                                      Attest:



By /s/ James Stanker                         By /s/ Sandra R. Janer
   -------------------------------------        --------------------------------
   James Stanker, Its Secretary                 Sandra R. Janer,
                                                Its Administration Officer


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